Orkla – First quarter 2002

02034524

"Exemption No. 82-3998"

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Operating revenues	**10,278**	10,405	44,799
Operating expenses	**(9,144)**	(9,301)	(38,965)
Ord. depreciation and write-downs	**(552)**	(543)	(2,148)
Operating profit before goodwill and other revenues and expenses	**582**	561	3,686
Goodwill amortisation and write-downs	**(117)**	(109)	(454)
Other revenues and expenses [1]	**0**	19	28
Operating profit	**465**	471	3,260
Profit from associates	**87**	63	1,510
Dividends	**13**	98	545
Portfolio gains	**138**	243	(760)
Financial items, net	**(278)**	(279)	(1,302)
Profit before tax	**425**	596	3,253
Taxes	**(115)**	(161)	(773)
Profit after tax	**310**	435	2,480
Of this minority interests	**40**	33	211
Profit before tax, Industry	**262**	219	3,363
Profit before tax, Financial Investments	**163**	377	(110)
Earnings per share fully diluted (NOK)	**1.3**	1.9	10.7
Earnings per share fully diluted (NOK) [2]	**1.8**	2.3	13.3

1) Other revenues and expenses totalled NOK 19 million in first quarter 2001: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 46 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals.
2) Excluding goodwill amortisation and non-recurring items.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION FIRST QUARTER

OPERATING REVENUES



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2000
1 Q 2 Q 3 Q 4 Q
2001
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2002

OPERATING PROFIT BEFORE GOODWILL AMORTISATION



1400
1200
1000
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600
400
200
0
1 Q 2 Q 3 Q 4 Q
2000
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2002

The Orkla Group

MAIN TRENDS IN FIRST QUARTER

Orkla achieved pre-tax profit of NOK 425 million in the first quarter of 2002, compared with NOK 596 million in the corresponding period of 2001. Earnings per share in the first quarter were NOK 1.3, compared with NOK 1.9 in the first quarter of 2001.

Orkla's Industry division performed well in the first quarter. The division's pre-tax profit was approximately 20 % higher than in the corresponding period of 2001, despite slow markets and lower profit from Orkla Media. The Beverages business reported the strongest growth.

The Financial Investments division also reported positive underlying growth on its securities portfolio in the first quarter, achieving a return of 5.1 %, compared with a negative -9.6 % in the first quarter of 2001. Since 31 December 2001, net asset value and unrealised gains increased by NOK 709 million and NOK 562 million, respectively. However, due to lower realised gains and dividends received, book profit for the Financial Investments division was around NOK 200 million lower than last year.

Group operating revenues in the first quarter totalled NOK 10,278 million, on a par with the corresponding period last year. Operating profit before goodwill amortisation amounted to NOK 582 million, up from NOK 561 million last year.

This growth in profit was primarily driven by the positive performance of the Beverages business, which achieved higher volumes and profit in all market areas.

For Orkla Media, the first quarter is a seasonal period of low profit, but profit for the period was nonetheless lower than expected. Advertising markets are still very slow, particularly in Denmark and Poland. Profit in Denmark was also affected by Orkla Media's investments in the free newspaper Urban. The positive effects of workforce reductions and cost-cutting measures were not sufficient to compensate for the loss of earnings.

Orkla Foods maintained its operating revenues and profit at a stable level compared with the first quarter of 2001, while Orkla Brands reported slightly higher profit. For the Branded Consumer Goods business as a whole, the fact that Easter was earlier this year than in 2001 is considered to have had a relatively neutral impact on first quarter profit in 2002 compared with last year.

Profit growth for the Chemicals business was largely ascribable to the continued high volume of lignin sales.

A group of researchers in Sweden recently discovered traces of the carcinogenic substance acrylamide in certain food products. The consequences of these findings have not yet been clarified.There has been no knowledge of the problem previously, and although Orkla's products are manufactured in accordance with the laws and rules in force, these research findings are being taken seriously. To obtain a greater understanding of the issue, the Group's own food safety experts will in future work in close cooperation with the authorities and trade organisations. This will form the basis for any measures that may be implemented.

The Financial Investments division reported first quarter portfolio gains totalling NOK 138 million, which is lower than in the first quarter of 2001. Stock markets performed favourably in the first quarter, although growth was more modest than in the fourth quarter of 2001. As of 31 March 2002, Orkla's Financial Investments division had achieved a return of 5.1 %. During the same period, the Oslo Stock Exchange outperformed other stock markets, and the Oslo Stock Exchange Benchmark Index rose by 7.1 %, while the FT World Index increased by 0.3 %. There was growth in both net asset value before tax (NOK + 709 million) and unrealised gains before tax (NOK + 562 million) in the first quarter.

Net financial items in the first quarter were at the same level as last year.

Contributions to profit from associates amounted to NOK 87 million in the first quarter. This was largely attributable to Jotun, which performed better than in the first quarter of 2001. Carlsberg Breweries consolidated its 25 % share in the Hite Brewery in South Korea as an associate as from 2002. Orkla's share of operating profit totalled NOK 9 million in the first quarter.

The Group's cash flow is seasonally low in the first quarter, in addition to which it was negatively affected by tax payments related to last year's gain on the sale of Orkla's shareholding in Hartwall. Coupled with expansion investments at Carlsberg Breweries and the net purchase of shares in the investment portfolio, this contributed to a negative cash flow for the Group in the first quarter. Net interest-bearing liabilities increased by NOK 1.3 billion.

The establishment of Carlsberg Asia as a joint venture, effective from 1 January 2002, was effected at book values, and entailed an adjustment of the equity capital in Carlsberg Breweries for technical accounting purposes. For Orkla the adjustment amounted to approximately NOK -250 million, thereby reducing the equity-to-assets ratio by 0.1 percentage point to 34.6 % at the end of the first quarter. Including unrealised gains on the investment portfolio, the equity ratio rose by 0.6 percentage points to 38.4 %.

Orkla Foods

In the first quarter, Orkla Foods posted operating profit before goodwill amortisation amounting to NOK 167 million. For continuing business and adjusted for currency effects, this was 6.5 % higher than in the corresponding period of 2001. Operating revenues totalled NOK 2,688 million, compared with NOK 2,706 million in 2001. For continuing business, with currency rates unchanged, operating revenues were up by approximately 4 %.

Stabburet, Procordia Food, Felix Abba, Beauvais and Orkla Foods International all reported profit growth compared with last year. The main product groups maintained or strengthened their positions. Eat&go mini-pizzas achieved around 30 % growth in the Swedish market in the first quarter compared with the same period last year. This Snacking product was launched in Norway, Finland and Denmark at the beginning of the year, and so far has been well received in the market. Abba Seafoods' Polish business, Superfish, posted somewhat lower sales than anticipated.

Profitability improvement projects are being initiated in Orkla Foods' Swedish businesses, Procordia Food and Abba Seafood, applying the same methods that brought good results in Orkla's chemicals business in Sarpsborg (the Redesign project). The targets and assumptions for the projects will be determined in the course of the second quarter.

In April, Orkla Foods Ingredients acquired the remaining 50% of the shares in Jästbolaget AB, which has sales totalling SEK 125 million and is the largest producer of baking yeast in the Nordic region. The company also owns interests in businesses in Latvia and Estonia.

Bakers increased its sales revenues by 2 % compared with last year, to NOK 249 million. First quarter operating profit was slightly lower than in 2001. Bakers has acquired 40 % of the shares in Molde Bakeri AS. Through its cooperation with Molde Bakeri, Bakers has achieved full market coverage in Southern and Central Norway.

Orkla Beverages (40 % of Carlsberg Breweries) *)

In the first quarter of 2002, Orkla's 40 % interest in Carlsberg Breweries represented sales totalling NOK 3,195 million, which is 3 % higher than in the first quarter of 2001. The rise in operating revenues is ascribable to continued strong growth at BBH and improved sales in most European markets.

First quarter operating profit before goodwill amortisation amounted to NOK 141 million, compared with NOK 48 million in the corresponding period last year. There was profit growth in all market areas, but profit performance was particularly good in Western Europe and in BBH.

**) Due to the introduction of new Danish accounting legislation, Carlsberg Breweries has made changes in its accounting practice with effect from 2002. Since these changes, seen as a whole, do not have any material effect on Orkla ASA's accounts, the Group will not amend its accounts or issue pro forma figures for 2001. The comparison with 2001 for Orkla Beverages as a whole and for the main market areas is therefore made against the figures reported last year.*

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2002	31.3. 2001	31.12 2001
Assets:			
Long-term assets	**27,731**	28,152	28,434
Portfolio investments etc.	**12,182**	12,895	11,599
Short-term assets	**14,160**	14,152	14,612
Total assets	**54,073**	55,199	54,645
Equity and Liabilities:			
Equity and minority interests	**18,711**	17,829	18,957
Interest-bearing liabilities	**23,857**	24,094	22,712
Interest-free liabilities and provisions	**11,505**	13,276	12,976
Total equity and liabilities	**54,073**	55,199	54,645
Equity to total assets ratio (%):			
Book	**34.6**	32.3	34.7
Incl. unrealised gains before tax	**38.4**	36.3	37.8

CASH FLOW

Amounts in NOK million	1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Industry area:			
Operating profit	**462**	456	3,231
Depreciation and write-downs	**665**	647	2,606
Change in net working capital	**(404)**	252	12
Cash flow from operating activities	**723**	1,355	5,849
Net replacement expenditure	**(410)**	(659)	(1,960)
Free cash flow operating activities	**313**	696	3,889
Financial items, net	**(189)**	(239)	(1,301)
Free cash flow from Industry area	**124**	457	2,588
Free cash flow from Financial Investments	**46**	195	955
Taxes and dividends paid	**(709)**	(118)	(1,951)
Sold companies	**0**	101	2,455
Miscellaneous capital transactions	**11**	65	(96)
Group's self-financing capacity	**(528)**	700	3,951
Expansion investments (Industry area)	**(209)**	(82)	(726)
Acquisitions	**(241)**	(3,607)	(4,769)
Net purchases/sales portfolio investments	**(562)**	85	41
Share buy back	**(46)**	0	(64)
Net cash flow	**(1,586)**	(2,904)	(1,567)
Currency translations net interest-bearing net	**297**	291	416
Change in net interest-bearing debt	**1,289**	2,613	1,151
Net interest-bearing debt	**20,421**	20,594	19,132

The Financial Investment division's book profit before tax totalled NOK 163 million, compared with NOK 377 million in the same period last year. Realised gains amounted to NOK 138 million, compared with NOK 243 million last year. Dividends received totalled NOK 12 million. The Orkla Finans Group reported a decline in profit due to lower activity at Enskilda Securities (22.5 % interest).

Net purchases of shares totalled NOK 557 million in the first quarter. This figure included a purchase of Elkem shares in the amount of NOK 568 million, with a view to increasing the Group's shareholding from 32.2 % to 38.5 % in order to secure the large investments Orkla already has in this company.

Net asset value before tax increased by NOK 709 million in the first quarter to NOK 13,232 million. As of 31 March 2002, the market value of the portfolio was NOK 15,327 million, of which 30.2 % were foreign investments. Unrealised gains totalled NOK 3,308 million.

CASH FLOW, INVESTMENTS AND FINANCIAL SITUATION

The Group's cash flow was negatively affected in the first quarter by a seasonal increase in working capital for the Branded Consumer Goods business, as well as tax payments related to last year's gain on the sale of Hartwall shares.

Capacity expansions at BBH carried out in the first quarter account for most of the expansion investments in the Industry division, which totalled NOK 209 million. During the quarter, Carlsberg Breweries increased its financial interests in the businesses in Italy and South Korea (Hite) to 100 % and 25 % respectively. These purchases accounted for a significant proportion of Orkla's acquisitions during this period.

The Group's net purchases of portfolio shares totalled NOK 562 million.

In total, this results in a net cash flow of NOK -1.6 billion and a change in net interest-bearing liabilities of NOK 1.3 billion.

The average borrowing rate in the first quarter was 5.5 %. As of 31 March 2002, approximately 80 % of interest-bearing liabilities were at floating interest rates, mainly distributed between NOK, SEK, EUR and USD.

OUTLOOK

Orkla generally maintains its views on the economic outlook for 2002 as described by the Board of Directors in the Annual Report for 2001. However, there are now relatively clear indications that the international slowdowns have bottomed out, and that this has happened somewhat sooner than anticipated in the report at the end of the fourth quarter of 2001. As regards Orkla Media, which has been hardest hit by slow markets, no significant improvement is expected in 2002. Moreover, the consequences of an economic upswing for the financial markets seem to be less strong than expected at the start of the year. Despite a generally more positive view of future developments, uncertainty in the stock markets seems to have increased in the short term, and has been further aggravated by poor first quarter results in a number of sectors.

Oslo, 7 May 2002
The Board of Directors of Orkla ASA

Confectionery launched two new bite-size chocolate products in the first quarter. Apart from Household Textiles, all of the businesses in Orkla Brands have strengthened or maintained their market positions.

The improvement project initiated in the Biscuits business in the fourth quarter of 2001 is proceeding as planned. The project applies the same improvement methods that were used in the Redesign project implemented in the Group's Chemicals business, and aims at ensuring efficiency in all parts of the value chain. While the impact on profit for 2002 is expected to be neutral, the project is expected to have a positive effect as from 2003.

Orkla Media

First quarter operating revenues for Orkla Media amounted to NOK 1,738 million. For continuing business, adjusted for currency effects, this was a 7 % decline from the corresponding period in 2001, primarily due to a 15 % drop in advertising revenues. Orkla Media's operating profit before goodwill amortisation was NOK - 9 million, equivalent to a fall of NOK 63 million for continuing business.

No immediate improvement in the advertising situation in Orkla Media's market areas is anticipated.

Orkla Media's business in Denmark reported a significant decline in profit compared with the corresponding period last year. The main reason is still the strong slowdown in the Danish advertising market, which began in summer 2001 and had a considerable impact. The drop in volume has been particularly sharp in classified advertisements for job vacancies. The effects of staffing reductions and lower paper prices offset the decline in advertising revenues to some degree. Investments in the free newspaper Urban were increased, which affected first quarter profit. However, Urban's circulation is growing as anticipated. Circulation figures for the other newspapers in the Danish business declined slightly compared with last year.

The Norwegian newspapers posted lower profit than in 2001, largely due to the fact that the entire Easter holiday fell in March this year, rather than in April as last year, but also due to somewhat lower advertising volumes. Circulation figures for Orkla Media's newspapers are stable.

Operating profit for the newspapers in Eastern Europe was lower than in the first quarter of 2001, primarily due to the slowdown in the Polish advertising market. Cost reduction measures are offsetting the decline to a certain extent. Orkla Media's newspapers still lead the Polish newspaper market in terms of circulation.

The Magazine business reported profit growth compared with the corresponding period in 2001 for comparable operations. This increase in profit is mainly due to positive growth for the magazine Her og Nå and to cost efficiency programmes.

Operating profit for Direct Marketing was lower than the figures for the corresponding period of last year. This decline is largely related to the Norwegian business, while the Swedish business performed well.

Chemicals

Borregaard's operating revenues in the first quarter of 2002 totalled NOK 1,527 million, on a par with the corresponding period last year.

Operating profit before goodwill amortisation amounted to NOK 140 million, compared with NOK 127 million in the first quarter of 2001. Borregaard LignoTech achieved particularly good profit growth, while the other businesses reported profit close to or on a par with results for the first quarter of 2001.

For Borregaard LignoTech, the first quarter was a period of extensive activity and good results in most markets and applications, particularly concrete additives. Due to a fall in oil prices, demand for oil drilling products was lower than last year. The expansion of the factory in South Africa is proceeding as planned.

Borregaard ChemCell's profit was slightly lower than first quarter profit last year. The impact of the fall in prices in the general cellulose market was largely offset by increased specialisation and a favourable exchange rate for the USD. A slower market for sulphuric acid, increased energy costs and generally higher costs were partly offset by lower timber costs and high production volumes of caustic soda and chlorine derivatives.

In the first quarter, Borregaard Synthesis delivered large volumes of pharmaceutical intermediates. Profit was on a par with the first quarter of last year, and significantly better than in the last half of 2001. Margins remain low due to fiercer competition and pressure on prices. Deliveries of pharmaceutical intermediates are expected to decline in the next quarter.

Denofa posted profit on a par with the first quarter of 2001. Lower deliveries to the fish feed industry were offset by improved market conditions for soya meal in Norway and on the continent. Sales of vegetable oils and fats to the domestic market and export sales of marine and vegetable fats were at the same level as last year.

Thanks to the company's own high energy production and optimal water resource management, Borregaard Energi reported profit growth. Kemetyl achieved higher profit compared with the first quarter of 2001, largely due to good prices for packaged products. Lower prices for mechanical pulp resulted in lower profit for Borregaard Vafos. The volume of orders and market prospects are good for Borregaard Hellefos, but some operational problems led to slightly lower profit in the first quarter compared with the same period last year.

Borregaard's businesses focus actively on continuous improvement. Several major improvement programmes have been initiated, with a view to achieving cost reductions and productivity improvements totalling over NOK 50 million in 2002. The aggregate results of these improvement programmes have exceeded their targets for the first quarter.

Financial Investments

After falling 14.6 % in 2001, the Oslo Stock Exchange Benchmark Index rose 7.1 % in the first quarter of 2002. The other Nordic markets performed poorly in the first quarter. The strongest decline was on the Finnish stock exchange, where share prices fell 7.4%. The performance of the major international stock exchanges in the USA and Europe was more or less flat.

The return on Orkla's investment portfolio was 5.1 % in the first quarter. The Group's investment in Elkem contributed positively to the return on the portfolio, while its investment in Storebrand had the most negative impact.

Amounts in NOK million	Operating revenues 1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001	Operating profit before goodwill amortisation 1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Orkla Foods	**2,688**	2,706	11,133	**167**	169	952
Orkla Beverages	**3,195**	3,091	14,924	**141**	48	1,311
Orkla Brands	**1,132**	1,166	4,527	**175**	164	648
Orkla Media	**1,738**	1,843	7,453	**(9)**	73	294
Eliminations	**(39)**	(43)	(153)	**0**	0	0
Branded Consumer Goods	**8,714**	8,763	37,884	**474**	454	3,205
Chemicals	**1,527**	1,529	6,581	**140**	127	569
H.O./Unallocated/Eliminations	**(14)**	54	79	**(35)**	(35)	(117)
Industry	**10,227**	10,346	44,544	**579**	546	3,657
Financial Investments	**51**	59	255	**3**	15	29
Group	**10,278**	10,405	44,799	**582**	561	3,686

Carlsberg Breweries' sales volume for beer increased in the first quarter by 21 % to 16.0 million hectolitres. This rise in volume was mainly due to growth in Eastern Europe, but Carlsberg Breweries also achieved volume growth in several mature markets in Western Europe. Volumes for carbonated soft drinks and mineral water totalled 4.3 million hectolitres, up 2 % from last year.

Operating revenues for the Northern and Western Europe market area were NOK 2,367 million, which is on a par with the same period last year. Operating profit before goodwill amortisation was NOK 58 million, compared with NOK - 6 million in the first quarter of 2001.

Carlsberg-Tetley reported profit growth driven by general volume growth and a favourable product mix (higher volumes for premium brands). Unicer (Portugal) achieved higher profit, partly due to better weather which generated increased volumes.

In the Nordic markets, Carlsberg Breweries reported satisfactory sales and profit growth in Finland, Norway and Denmark. The company's performance in Sweden was better than last year, with strong growth for Carlsberg and Tuborg products. The brewery in Gothenburg was closed in April and profit is expected to improve gradually in Sweden in the course of the year as improvement programmes begin to take effect. Carlsberg Italia reported profit growth.

The Central and Eastern Europe market area showed strong growth in the first quarter, driven by the continued favourable performance of BBH. Operating revenues for this market area totalled NOK 669 million and operating profit before goodwill amortisation amounted to NOK 73 million, up 57 % and 83 %, respectively, from the same period last year.

Total volume growth at BBH was 38 % in the first quarter. In this period, the beer market grew by 22 % in Russia, 13 % in Ukraine and 19 % in the Baltic States, while BBH's volumes in these markets grew by 41 %, 29 % and 50 %, respectively. Growth figures for the Baltic States were affected by the consolidation of Svyturus into BBH as from 1 January 2002.

In the Russian market, BBH increased its market share by 3.6 percentage points to approximately 33 % in the first quarter of 2002. Substantial investments have been made to increase the capacity of existing breweries. The acquisition of a new brewery, Voronezh, and the decision to build a new brewery in Samara will reinforce BBH's already very strong position in Russia.

The establishment of a new structure in Poland is proceeding as planned, and first quarter volume growth was positive. The business in Turkey posted higher volumes, but was affected by unstable exchange rates and high financing costs.

Operating revenues from Carlsberg Asia in the first quarter totalled NOK 136 million, and operating profit before goodwill amortisation, including Carlsberg Aisa's share of profit from Hite, amounted to NOK 57 million. Profit relating to Orkla's share is on a par with last year.

Carlsberg Asia's performance in Malaysia and Singapore was positive in the first quarter, but weaker in Hong Kong. The business in Thailand is still being developed. To ensure a satisfactory level of profit during this period of development, the parties have agreed on a profit guarantee for the Thai company, 50 % of which is consolidated into Carlsberg Asia, of at least USD 50 million in pre-tax profit per year over a three-year period. This guarantee has been provided by Carlsberg Breweries' Thai partner.

Orkla Brands

Orkla Brands' first quarter operating revenues totalled NOK 1,132 million, down 2 % from last year when adjusted for currency effects. The decline in revenues is primarily due to weakened retail distribution for Household Textiles coupled with an anticipated drop in export revenues for Lilleborg Home and Personal Care. Biscuits Sweden achieved revenue growth in the first quarter.

First quarter operating profit before goodwill amortisation amounted to NOK 175 million, which is 7 % higher than last year. Except for Household Textiles, all business areas posted results that are better than, or on a par with, last year's figures. This improvement is mainly due to the launch of new products, particularly from Lilleborg Home and Personal Care and Confectionery, and higher revenues for Biscuits. The favourable performance of the Danish and Norwegian businesses also contributed to improved results in the Snacks business.

Lilleborg Home and Personal Care launched several new products in the first three months of 2002. The biggest innovation was Define, a complete hair care range comprising 14 different products.

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ORKLA